UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13D-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)
 Under the Securities Exchange Act of 1934

Cotiviti Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

22164K101

(CUSIP Number)

Ramzi M. Musallam
c/o Veritas Capital Fund Management, L.L.C.
9 West 57th Street, 29th Floor,
New York, NY 10019

Copies to:
Skadden, Arps, Slate, Meagher & Flom, LLP
Four Times Square
New York, NY 10036
Attn: Kenneth M. Wolff, Esq.
June S. Dipchand, Esq.
212-735-3000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 19, 2018

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Technologies, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[1]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[1]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[1]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

CO

[1]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[2]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[2]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[2]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

HC

[2]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holding II Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[3]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[3]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[3]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

HC

[3]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Intermediate Holding Corp.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[4]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[4]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[4]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

HC

[4]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Verscend Holdings LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[5]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[5]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[5]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

OO

[5]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

The Veritas Capital Fund V, L.P.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[6]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[6]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[6]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

PN

[6]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Veritas Capital Partners V, L.L.C.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[7]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[7]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[7]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

OO

[7]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

CUSIP No. 22164K101

1		NAME OF REPORTING PERSONS, I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS
(ENTITIES ONLY)

Ramzi M. Musallam

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒
3		SEC USE ONLY

4		SOURCE OF FUNDS

OO

5		CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM ☐
2(d) OR 2(e)

6		CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		-0-
OWNED BY
EACH	8	SHARED VOTING POWER
REPORTING
PERSON		41,433,699 SEE ITEM 5[8]

	9	SOLE DISPOSITIVE POWER

-0-

	10	SHARED DISPOSITIVE POWER

41,433,699 SEE ITEM 5[8]

11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

41,433,699 SEE ITEM 5[8]

12		CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐

13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

44.6%*

14		TYPE OF REPORTING PERSON

IN

[8]
Beneficial ownership of 44.6% of outstanding Shares (as defined herein) is being reported hereunder because the Reporting Persons (as defined herein) may be deemed to have beneficial ownership of such shares as a result of certain provisions contained in the Voting Agreement (as defined herein) described in this Schedule 13D. Pursuant to Rule 13d-4, neither the filing of this Schedule 13D nor any of its content shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of such shares for purposes of Section 13(d) of the Exchange Act, or for any other purpose, and such beneficial ownership is expressly disclaimed.

*
All percentages of outstanding Shares (as defined herein) are based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti Holdings, Inc.’s Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on May 2, 2018.

SCHEDULE 13D

This statement on Schedule 13D (this “Statement”) is being filed as an original filing with the Securities and Exchange Commission (the “SEC”) by Verscend Technologies, Inc., a Delaware corporation (“Verscend”), Verscend Holding Corp., a Delaware corporation (“Verscend Holding”), Verscend Holding II Corp., a Delaware corporation (“Verscend II”), Verscend Intermediate Holding Corp., a Delaware corporation (“Verscend Intermediate”), Verscend Holdings LLC, a Delaware limited liability company (“Verscend LLC”), The Veritas Capital Fund V, L.P., a Delaware limited partnership (“Fund V”), Veritas Capital Partners V, L.L.C., a Delaware limited liability company (“Veritas Partners V”), and Ramzi M. Musallam, in connection with that certain Voting and Support Agreement, dated as of June 19, 2018 (the “Voting Agreement”), by and among Verscend and the stockholders party thereto (each a “Stockholder” and collectively, the “Stockholders”) of Cotiviti Holdings, Inc., a Delaware corporation (“Cotiviti”). The Voting Agreement was entered into in connection with the signing of an Agreement and Plan of Merger, dated as of June 19, 2018 (the “Merger Agreement”), by and among Cotiviti, Verscend and Rey Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Verscend (“Merger Sub”). The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Cotiviti (the “Merger”), with Cotiviti continuing as the surviving corporation (the “Surviving Corporation”) and a wholly owned subsidiary of Verscend.

Item 1.  Security and Issuer.

This Statement relates to shares of common stock, par value $0.001 per share, of Cotiviti (the “Shares”). The name of the issuer is Cotiviti Holdings, Inc. The principal executive offices of Cotiviti are located at One Glenlake Parkway, Suite 1400, Atlanta, Georgia 30328.

Item 2.  Identity and Background.

(a) This Statement is being filed by Verscend, Verscend Holding, Verscend II, Verscend Intermediate, Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam.

Verscend, Verscend Holding, Verscend II, Verscend Intermediate, Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam are referred to herein collectively as the “Reporting Persons.” Information with respect to each of the Reporting Persons is given solely by such Reporting Person, and no Reporting Person assumes responsibility for the accuracy or completeness of information furnished by another Reporting Person. The Reporting Persons are filing this statement jointly, pursuant to the provisions of Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as separate persons and not as members of a group. See Exhibit 99.1 for the Reporting Persons’ Joint Filing Agreement.

(b) The address of the principal business and principal office of each of Verscend, Verscend Holding, Verscend II and Verscend Intermediate is c/o Verscend Technologies, Inc., 201 Jones Road, 4th Floor, Waltham, Massachusetts 02451.  The address of the principal business and principal office of each of Verscend LLC, Fund V, Veritas Partners V and Ramzi M. Musallam is c/o Veritas Capital Fund Management, L.L.C., 9 West 57th Street, 29th Floor, New York, New York 10019.

(c) Verscend is principally engaged in the business of providing payment accuracy, risk adjustment, performance analysis and network management services for payors, providers and employers in the healthcare industry.

Verscend is the sole stockholder of Merger Sub, which was formed for the purpose of consummating the Merger and has not, as of the date hereof, conducted any business other than in connection with matters related to the Merger Agreement and the transactions contemplated thereby (including the Merger).

Verscend Holding, which holds all of the outstanding equity interests of Verscend, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend.

Verscend II, which holds all of the outstanding equity interests of Verscend Holding, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend Holding.

Verscend Intermediate, which holds all of the outstanding equity interests of Verscend II, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend II.

Verscend LLC, which holds all of the outstanding equity interests of Verscend Intermediate, is principally engaged in the business of serving as a holding company and the sole stockholder of Verscend Intermediate.

Fund V, which holds a majority of the outstanding equity interests of Verscend LLC, is principally engaged in the operation of an investment fund.

Veritas Partners V, which is the general partner of Fund V, is principally engaged in the business of serving as the general partner of Fund V.

Ramzi M. Musallam is the Sole Managing Member of Veritas Partners V and his principal occupation is to serve as Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

(d) – (e) During the last five years, neither the Reporting Persons nor, to the best of the Reporting Persons’ knowledge, any of the persons listed on Schedule A hereto, has (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject, to federal or state securities laws or finding any violation with respect to such laws.

(f) Verscend is a corporation organized under the laws of the State of Delaware. Verscend Holding is a corporation organized under the laws of the State of Delaware. Verscend II is a corporation organized under the laws of the State of Delaware. Verscend Intermediate is a corporation organized under the laws of the State of Delaware. Verscend LLC is a limited liability company organized under the laws of the State of Delaware. Fund V is a limited partnership organized under the laws of the State of Delaware. Veritas Partners V is a limited liability company organized under the laws of the State of Delaware. Ramzi M. Musallam and each of the persons referred to in Schedule A is a United States citizen.

The name, business address, present principal occupation or employment and citizenship of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth on Schedule A hereto and are incorporated herein by reference.

Item 3.  Source and Amount of Funds of Other Consideration.

As described in response to Item 4 below, the Shares to which this Statement relates have not been purchased by the Reporting Persons as of the date of this filing, and thus no funds were used for this purpose.  As further noted in Item 4 below, as a condition and inducement to Verscend’s willingness to enter into the Merger Agreement, the Stockholders entered into the Voting Agreement with Verscend pursuant to which each Stockholder agreed to vote certain of its respective Shares in favor of the adoption of the Merger Agreement and the transactions (including the Merger) contemplated by the Merger Agreement. Other than the consideration to be paid by Verscend pursuant to the Merger Agreement, the Reporting Persons have paid no funds or other consideration in connection with the execution and delivery of the Voting Agreement and therefore no funds were used in connection with the transactions requiring the filing of this Statement. For a description of the Voting Agreement and the Merger Agreement, see Item 4 below, which description is incorporated by reference in response to this Item 3.

Item 4.  Purpose of the Transaction.

(a)-(b)

Merger Agreement

On June 19, 2018, Cotiviti entered into the Merger Agreement with Verscend and Merger Sub. The Merger Agreement provides that, upon the terms and subject to the satisfaction or waiver of the conditions set forth therein, Merger Sub will merge with and into Cotiviti (which is referred to as the “Merger”), with Cotiviti continuing as the Surviving Corporation and a wholly owned subsidiary of Verscend. The board of directors of Cotiviti (the “Cotiviti Board”) has unanimously approved the Merger Agreement and the transactions contemplated thereby (including the Merger) and directed that the Merger Agreement be submitted to the stockholders of Cotiviti for their adoption.

Pursuant to the terms of the Merger Agreement, at the effective time of the Merger (the “Effective Time”) and as a result of the Merger, each share of common stock of Cotiviti issued and outstanding immediately prior to the Effective Time (other than shares held by Verscend or any subsidiary of Verscend (or any of their respective subsidiaries), in the treasury of Cotiviti or by a stockholder who properly exercises and perfects appraisal of his, her or its shares under Delaware law) will be cancelled and extinguished and automatically converted into and thereafter represent the right to receive $44.75 in cash, without interest and less any required withholding taxes (the “Merger Consideration”). In addition, immediately prior to the Effective Time and as a result of the Merger, (a) each option to purchase shares of Cotiviti common stock that is outstanding and unexercised immediately prior to the Effective Time, whether vested or unvested, will vest in full and will be converted into the right to receive a cash payment equal to the product of the Merger Consideration, net of the exercise price (and subject to applicable tax withholding) and the aggregate number of shares subject to the option, and (b) each award of restricted stock and restricted stock units covering shares of Cotiviti common stock that is outstanding immediately prior to the Effective Time, whether vested or unvested, will vest in full and will be converted into the right to receive a cash payment equal to the product of the Merger Consideration and the aggregate number of shares subject to the award (and subject to applicable tax withholding). The consummation of the Merger is subject to customary closing conditions, including, among others, the following mutual conditions to the obligations of the parties: (i) the adoption of the Merger Agreement by the holders of a majority of Cotiviti’s outstanding common stock; (ii) any applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 having expired or having been terminated; (iii) the Merger having not then been enjoined, made illegal or otherwise prohibited by any applicable law or any order, judgment, decree, injunction or ruling (whether temporary, preliminary or permanent) of any governmental authority (each, a “Governmental Order”) or by any proceeding then pending by a governmental authority seeking any Governmental Order; (iv) the truth and accuracy of the other party’s representations and warranties in the Merger Agreement, subject in certain cases to a de minimis, materiality or material adverse effect (each as described in the Merger Agreement) standard; and (v) the compliance with or performance, in all material respects, of the other party’s covenants and obligations in the Merger Agreement required to be performed at or prior to the consummation of the Merger. In addition, the consummation of the Merger is subject to the following closing condition to the obligations of Verscend and Merger Sub: the absence of a “Company Material Adverse Effect” (as defined in the Merger Agreement) with respect to Cotiviti and its subsidiaries, taken as a whole.

Cotiviti has made customary representations, warranties and covenants in the Merger Agreement, including, among others, covenants (i) to conduct its business, in all material respects, in the ordinary course of business and in a manner consistent with past practice during the interim period between the execution of the Merger Agreement and the consummation of the Merger; (ii) not to engage in specified types of transactions or take specified actions during this period unless agreed to in writing by Verscend; (iii) to convene and hold a meeting of its stockholders for the purpose of the adoption of the Merger Agreement by Cotiviti’s stockholders; and (iv) subject to certain exceptions, not to withdraw, modify or qualify in a manner adverse to Verscend the recommendation of the Cotiviti Board in its proxy statement for the foregoing stockholders’ meeting that its stockholders vote for the adoption of the Merger Agreement.

Cotiviti has agreed, in each case subject to the fulfillment of certain fiduciary obligations of the Cotiviti Board, (i) to cease any existing, and not to solicit, initiate or knowingly facilitate any additional discussions or negotiations with or encouragement of third parties regarding other proposals to acquire Cotiviti or any alternative business combination transactions to the Merger, (ii) not to furnish non-public information to or participate or engage in negotiations with any third parties in connection with other proposals to acquire Cotiviti or any alternative business combination transactions to the Merger, and (iii) to certain other restrictions on its ability to respond to such proposals. However, subject to the satisfaction of certain conditions, Cotiviti and the Cotiviti Board, as applicable, are permitted to take certain actions which may, as more fully described in the Merger Agreement, include changing the recommendation of the Cotiviti Board following receipt of a “Superior Proposal” (as defined in the Merger Agreement) or after an “Intervening Event” (as defined in the Merger Agreement) if the Cotiviti Board has concluded in good faith after consultation with its financial and outside legal advisors that the failure to effect a change of recommendation would be inconsistent with the fiduciary duties owed by the Cotiviti Board to the stockholders of Cotiviti under applicable law.

The Merger Agreement contains certain termination rights for Cotiviti and Verscend, including the right of Cotiviti to terminate the Merger Agreement to accept a Superior Proposal after complying with certain requirements. In addition, either party may terminate the Merger Agreement if the Merger is not consummated on or before March 19, 2019. The Merger Agreement further provides that Cotiviti may be required to pay Verscend a termination fee of $100 million under certain specified circumstances. The Merger Agreement also provides that Verscend may be required to pay Cotiviti a termination fee of $217.5 million under certain specified circumstances.

Verscend has obtained financing commitments for the purpose of financing the transactions (including the Merger) contemplated by the Merger Agreement and paying related fees and expenses (the “Financing”). The Veritas Capital Fund VI, L.P. (an affiliate of Fund V, Veritas Partners V and Ramzi M. Musallam) has committed to directly or indirectly capitalize Verscend, immediately prior to the Effective Time, with an aggregate equity contribution of up to $790 million, subject to the terms and conditions set forth in an equity commitment letter. JPMorgan Chase Bank, N.A. (together with certain of its affiliates, the “Lenders”) has agreed to provide Verscend and Verscend Holding Corp. (Verscend’s immediate parent) with debt financing in an aggregate principal amount of up to $4,615 million on the terms set forth in a debt commitment letter. Additionally, Verscend and Verscend Holding Corp. have received a preferred equity commitment in an amount of up to $575 million on the terms set forth in a preferred equity commitment letter. The obligations of the Lenders to provide debt financing under the debt commitment letter, and the obligations of the preferred Investors (as defined in the preferred equity commitment letter) to provide preferred equity financing under the preferred equity commitment letter, in each case, are subject to customary terms and conditions. The Merger Agreement provides that Verscend and Verscend Holding Corp will use reasonable best efforts to do all things necessary or advisable to arrange or obtain the Financing as promptly as practicable following the date of the Merger Agreement and to consummate the Financing on or prior to the Effective Time. The Merger is not conditioned on Verscend’s receipt of the Financing.

This summary of the principal terms of the Merger Agreement and the copy of the Merger Agreement filed as an exhibit to this Statement are intended to provide information regarding the terms of the Merger Agreement and are not intended to modify or supplement any factual disclosures about Cotiviti in its public reports filed with the SEC. In particular, the Merger Agreement and related summary are not intended to be, and should not be relied upon as, disclosures regarding any facts and circumstances relating to Cotiviti, Verscend or Merger Sub or their respective affiliates.

The Merger Agreement includes customary representations, warranties and covenants of Cotiviti, Verscend and Merger Sub made only for the purposes of the Merger Agreement and solely for the benefit of the parties to the Merger Agreement, in accordance with and subject to the terms of the Merger Agreement. The assertions embodied in those representations and warranties were made for the principal purpose of establishing the circumstances in which the parties to the Merger Agreement may have the right not to consummate the transactions contemplated thereby (based on the closing conditions therein that relate to the accuracy of such representations and warranties), rather than establishing matters as facts, and the representations, warranties and covenants set forth in the Merger Agreement (i) may be subject to important qualifications and limitations agreed to by Cotiviti, Verscend and Merger Sub in connection with the negotiated terms thereof and (ii) are not intended to, and do not, confer upon any person other than the parties thereto any rights or remedies thereunder, including the right to rely upon the representations and warranties set forth therein. Moreover, some of those representations and warranties may not be accurate or complete as of any specified date, may be subject to a contractual standard of materiality different from those generally applicable to Cotiviti’s SEC filings or may have been used for purposes of allocating risk among Cotiviti, Verscend and Merger Sub rather than establishing matters as facts. Investors should not rely on the representations, warranties and covenants or any description thereof as characterizations of the actual state of facts of Cotiviti, Verscend and Merger Sub or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants do not purport to be accurate as of the date of filing of this Form 8-K and may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures by Cotiviti. Accordingly, investors should read the representations and warranties in the Merger Agreement not in isolation but only in conjunction with the other information about Cotiviti, Verscend and Merger Sub and their respective subsidiaries, affiliates and businesses that the respective companies include in reports, statements and other filings they may make with the SEC.

Voting Agreement

Concurrently with the execution of the Merger Agreement, the Stockholders, representing ownership of approximately 44.6% of the outstanding Shares, entered into the Voting Agreement with Verscend pursuant to which, among other things and subject to the terms and conditions therein, the Stockholders agreed to vote their Shares in favor of the adoption of the Merger Agreement and the transactions contemplated thereby, including the Merger, and against any alternative proposal. In addition, each Stockholder waived appraisal rights. The Voting Agreement terminates upon the earliest to occur of (i) mutual consent by the Stockholders and Verscend; (ii) the termination of the Merger

Agreement in accordance with its terms prior to the Effective Time; (iii) the Cotiviti Board changing its recommendation that Cotiviti’s stockholders adopt the Merger Agreement in accordance with the terms of and to the extent permitted by the Merger Agreement; (iv) the Effective Time; and (v) in the event the Merger Agreement is amended without the prior written consent of the Stockholders and such amendment, among other things, decreases the amount or changes the form of Merger Consideration or otherwise is materially adverse to the Stockholders relative to the other stockholders of Cotiviti.

(c) Not applicable.

(d) Pursuant to the terms of the Merger Agreement, from and after the Effective Time, (i) the officers of Cotiviti immediately prior to the Effective Time shall be the officers of the Surviving Corporation and (ii) unless otherwise determined by Verscend prior to the Effective Time, the directors of Merger Sub immediately prior to the Effective Time shall be the directors of the Surviving Corporation, in each case, to hold office in accordance with the certificate of incorporation and bylaws of the Surviving Corporation until their death, resignation or removal or until their respective successors are duly elected and qualified in accordance with the certificate of incorporation and bylaws of the Surviving Corporation, as the case may be.

(e)  Not applicable.

(f)  Not applicable.

(g) Pursuant to the terms of the Merger Agreement, at the Effective Time, (i) the certificate of incorporation of the Surviving Corporation shall by virtue of the Merger and without further action be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of Cotiviti, and (ii) the bylaws of the Surviving Corporation shall be amended and restated in their entirety to be identical to the bylaws of Merger Sub in effect immediately prior to the Effective Time, except that the name of the corporation set forth therein shall be changed to the name of Cotiviti, in each case, until thereafter amended in accordance with the Delaware General Corporation Law and as provided in such certificate of incorporation or bylaws.

(h) – (i)  The Shares are traded on the New York Stock Exchange (“NYSE”) under the trading symbol “COTV.”  Upon consummation of the Merger, the Shares will cease to be quoted on the NYSE and will become eligible for termination of registration pursuant to Section 12(g) of the Exchange Act.  Verscend intends to cause the Surviving Corporation to terminate the registration of the Shares under the Exchange Act as soon as the requirements for termination are met.

(j)  Not applicable.

The references to, and descriptions of, the Merger Agreement and the Voting Agreement in this Item 4 are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and which are incorporated herein by reference.

Subject to the terms and conditions of the Merger Agreement, the Voting Agreement and the other ancillary documents referenced in this Item 4, the Reporting Persons may, from time to time, engage in discussions and take such actions, whether initiated by the Reporting Persons or another party, concerning proposals for transactions or other arrangements that may relate to or, if consummated, result in an event described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. Any such discussions or actions may consider various factors, including, without limitation, Cotiviti’s business prospects and other developments concerning Cotiviti, alternative investment opportunities, general economic conditions, financial and stock market conditions and any other facts and circumstances that may become known to the Reporting Persons regarding or related to the matters described in this Statement.

Item 5.  Interest in Securities of the Issuer.

(a) – (b) Prior to June 19, 2018, none of the Reporting Persons was a beneficial owner for purposes of Rule 13d-3 under the Exchange Act (“Rule 13d-3”), of any Shares or any other securities exchangeable or convertible into Shares.  However, under the definition of “beneficial ownership” as set forth in Rule 13d-3, as a result of entering into the Voting Agreement, the Reporting Persons may be deemed to possess shared voting power and shared dispositive power over, and therefore beneficially own for purposes of Rule 13d-3, the Shares that are beneficially held by the Stockholders, which were comprised of 41,433,699 Shares, or approximately 44.6% of outstanding Shares, as of March 31, 2018.

The cover page of this Schedule 13D refers to 41,433,699 Shares beneficially owned by each Reporting Person with shared voting power and shared dispositive power, based on 92,941,484 Shares outstanding as of March 31, 2018 as reported in Cotiviti’s Quarterly Report on Form 10-Q filed with the SEC on May 2, 2018.  However, such number of Shares may change depending on the total number of outstanding Shares at the time of the applicable vote to adopt the Merger Agreement. The Reporting Persons disclaim any beneficial ownership of such shares, and nothing herein shall be deemed to be an admission by the Reporting Persons as to the beneficial ownership of such shares.

To the Reporting Persons’ knowledge, no Shares are beneficially owned by any of the persons identified in Schedule A.

Notwithstanding the foregoing, however, the Reporting Persons (i) are not entitled to any rights as a Stockholder of Cotiviti with respect to any Shares and (ii) have no power to vote, direct the voting of, dispose of, or direct the disposal of, any Shares other than the power provided pursuant to the Voting Agreement. Neither the filing of this Statement nor any of its contents shall be deemed to constitute an admission that any Reporting Person is the beneficial owner of any securities of Cotiviti (including, without limitation, the shares owned by the Stockholders) for purposes of Section 13(d) or 16 of the Exchange Act or for any other purpose and such beneficial ownership is expressly disclaimed.

(c) Except as described herein, there have been no transactions in Shares by the Reporting Persons, or, to the knowledge of the Reporting Persons, by any of the persons listed on Schedule A hereto, during the past sixty (60) days.

(d) To the knowledge of the Reporting Persons, no persons other than the Stockholders have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares subject to the Voting Agreement.

(e) Not applicable.

As stated above, the references to, and descriptions of, the Merger Agreement and Voting Agreement in this Item 5 are not intended to be complete and are qualified in their entirety by reference to the Merger Agreement and the Voting Agreement, copies of which are filed as Exhibits hereto and are incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

The information set forth, or incorporated by reference, in Items 3 through 5 above of this Statement is hereby incorporated by reference into this Item 6.  Except as otherwise described in this Statement, to the knowledge of the Reporting Persons, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 above or listed on Schedule A hereto, and between such persons and any person, with respect to any securities of Cotiviti, including but not limited to transfer or voting of any of the securities of Cotiviti, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees or profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.  Material to be Filed as Exhibits.

Exhibit	Description
99.1
Joint Filing Agreement, dated as of June 29, 2018, among Verscend Technologies, Inc., Verscend Holding Corp., Verscend Holding II Corp., Verscend Intermediate Holding Corp., Verscend Holdings LLC, The Veritas Capital Fund V, L.P., Veritas Capital Partners V, L.L.C. and Ramzi M. Musallam

99.2	Agreement and Plan of Merger, dated as of June 19, 2018, by and among Verscend Technologies, Inc., Rey Merger Sub, Inc. and Cotiviti Holdings, Inc.(1)
99.3	Voting and Support Agreement, dated as of June 19, 2018, by and among Verscend Technologies, Inc. and the stockholders of Cotiviti Holdings, Inc. party thereto
(1) Incorporated by reference to Exhibit 2.1 to Form 8-K of Cotiviti Holdings, Inc. (filed on June 22, 2018) (File No. 001-37787)

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

VERSCEND TECHNOLOGIES, INC.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDING CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDING II CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND INTERMEDIATE HOLDING CORP.

By:	/s/ Emad Rizk
Name: Emad Rizk
Title: Chief Executive Officer and President

VERSCEND HOLDINGS LLC
By	Veritas Capital Fund Management, L.L.C., acting as the Non-Member Manager

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C., the non-member manager of Verscend Holdings LLC

THE VERITAS CAPITAL FUND V, L.P.
By: Veritas Capital Partners V, L.L.C., its

General Partner

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner of Veritas Capital Partners V, L.L.C., the general partner of The Veritas Capital Fund V, L.P.

VERITAS CAPITAL PARTNERS V, L.L.C.

By:	/s/ Ramzi M. Musallam
Name: Ramzi M. Musallam
Title: Managing Partner

RAMZI M. MUSALLAM

/s/ Ramzi M. Musallam

SCHEDULE A

The name, business address and present principal occupation of each director, executive officer, managing member or general partner, as applicable, of the Reporting Persons are set forth below. All executive officers, directors, managing members and general partners listed in this Schedule A are U.S. citizens.

Verscend Technologies, Inc.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holding Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holding II Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Intermediate Holding Corp.

Name	Business Address	Principal Occupation
James J. Dimitri Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Partner at Veritas Capital Fund Management, L.L.C.

Ramzi M. Musallam Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Jay Longosz Director	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Vice President at Veritas Capital Fund Management, L.L.C.

Emad Rizk Chairman of the Board of Directors; Chief Executive Officer and President	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Executive Officer and President of Verscend Technologies, Inc.

David Mason Chief Operating Officer and Secretary	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Operating Officer and Secretary of Verscend Technologies, Inc.

Felix Morgan Chief Financial Officer and Treasurer	c/o Verscend Technologies, Inc. 201 Jones Road, 4th Floor Waltham, MA 02451	Chief Financial Officer and Treasurer of Verscend Technologies, Inc.

Verscend Holdings LLC

Name	Business Address	Principal Occupation
Ramzi M. Musallam Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C., the non-member manager of Verscend Holdings LLC	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

The Veritas Capital Fund V, L.P.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner of Veritas Capital Partners V, L.L.C., the general partner of The Veritas Capital Fund V, L.P.	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.

Veritas Capital Partners V, L.L.C.

Name	Business Address	Principal Occupation
Ramzi M. Musallam Managing Partner	c/o Veritas Capital Fund Management, L.L.C. 9 West 57th Street, 29th Floor, New York, NY 10019	Chief Executive Officer and Managing Partner of Veritas Capital Fund Management, L.L.C.